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File No. 82-34816
February 1, 2005


PROCESSING
SECTION
RECEIVED
FEB 14 2005
179
SEC MAIL
WASH, D.C.

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Change of Sub-Subsidiary of the Company (Dated January 25, 2005)
- Notice of the Extraordinary General Meeting of Shareholders (Dated January 31, 2005)

Yours truly,

PROCESSED
FEB 16 2005
THOMSON FINANCIAL

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)

File No. 82-34816
January 25, 2005

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Change of Sub-Subsidiary of the Company

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") and SEGA CORPORTION ("Sega"), a subsidiary of the Company, at the meetings of their respective Boards of Directors held on January 24, 2005, adopted a resolution with regard to a contract for the assignment of all of the shares of, and all sports titles and intellectual property rights developed by Visual Concepts Entertainment, Inc. (Head office: California, U.S.A., President: Greg Thomas, hereinafter "Visual Concepts"), a subsidiary of Sega, to Take-Two Interactive Software, Inc. (Head office: New York, U.S.A., President: Paul Eibeler, hereinafter "Take-Two"), as described below:

Description

1. Name of the subsidiary, etc.

Trade name:	SEGA CORPORTION
Location of head office:	2-12, Haneda 1-chome, Ohta-ku, Tokyo
Representative:	Hisao Oguchi, President and Representative Director

2. Reason for the change of sub-subsidiary:

It has been resolved that all of the shares of, and all intellectual property rights with regard to the sports titles developed by, Visual Concepts, a household game software development subsidiary of Sega, a subsidiary of the Company, will be assigned to Take-Two, a major software development company in the United States.

This is part of the reorganization of its overseas development and marketing systems in the Medium-Term Business Plan of Sega Sammy Group publicized on September 16, 2004.

3. Method of the change:

1,143 issued shares (100%) of Visual Concepts held by Sega, a subsidiary of the Company, and the intellectual property rights with regard to the sports titles developed by Visual Concepts will be assigned.

4. Outline of the subsidiary to be assigned:

(1)	Trade name:	Visual Concepts Entertainment, Inc.
(2)	Location of head office:	California, U.S.A.
(3)	Representative:	Greg Thomas
(4)	Establishment:	December 1993
(5)	Content of business:	Development of home-use game software
(6)	Accounting date:	March 31 of each year
(7)	Capital:	US$3,008,000
(8)	Sales:	US$33,364,000

5. Schedule:

January 24, 2005	Resolution of the Board of Directors
January 24, 2005	Conclusion of a contract for the assignment of the shares of, and intellectual property rights with regard to the sports titles developed by Visual Concepts
January 24, 2005	Date of delivery of shares

6. Outline of the assignee:

(1)	Trade name:	Take-Two Interactive Software, Inc.
(2)	Location of head office:	New York, U.S.A.
(3)	Establishment:	September 1993
(4)	Content of business:	Development and marketing of home-use game software
(5)	Representative:	Paul Eibeler
(6)	Capital:	US$382,610,000 (including capital surplus) as of October 31, 2004
(7)	Sales:	US$1,127,751,000 for the year ended October 31, 2004

7. Price for the assignment:

US$24,000,000

8. Numbers of shares and the shareholding ratios of Sega before and after the change:

	(Before the change)	(After the change)
1) Number of shares	1,143 shares	0 share
2) Shareholding ratio	100%	0%

9. Effect on consolidated business results of the Company:

The assignment will yield a profit on sale. However, the Company and Sega have not adjusted the forecasts of their business results on consolidated and non-consolidated bases for the year ending March 31, 2005, as publicized on November 10, 2004.

- END -

[This is a translation of the original notice in the Japanese language mailed on January 31, 2005 to shareholders in Japan, and is for reference purpose only.]

January 31, 2005

Hajime Satomi
Chairman Chief Executive Officer
SEGA SAMMY HOLDINGS INC.
Shiodome Sumitomo Building,
9-2, Higashi Shimbashi 1-chome,
Minato-ku, Tokyo

Dear Shareholders:

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This is to inform you that the Company's Extraordinary General Meeting of shareholders will be held below. You are cordially invited to attend the meeting. If you are unable to attend the aforesaid meeting, you are sincerely requested to examine carefully the materials contained herein and to indicate on the voting right exercise form enclosed herewith your "approval" or "disapproval[s1]" of the proposal on the agenda and to return to the Company the said form after affixing thereto your seal impression.

Yours faithfully,

Description

1. Date and hour: February 15 (Tuesday), 2005, 10:00 a.m.

2. Place: 5F, Main Banquet Hall, Executive Tower, Shinagawa Prince Hotel
10-30, Takanawa 4-chome, Minato-ku, Tokyo

3. Purpose of the meeting:

Matter to be resolved:

Proposal: Reduction of Capital Reserve

(The particular of the Proposal is described in the information set forth on page 3.)

\- - - - -

In attending the meeting, please present the enclosed voting form to a receptionist at the meeting.

INFORMATION RELATING TO VOTING

1. Total number of voting rights of all the shareholders:

   1,146,617 rights

2. Explanatory information on the proposition:

   Proposal: Reduction of Capital Reserve

With the aim of implementing its capital policy flexibly in the future and securing funds available for dividends, the Company hereby proposes to reduce the capital reserve of ¥276,062,754,138 by ¥266,062,754,138 to ¥10,000,000,000 to ensure profits available to dividends pursuant to the provision of Article 289, paragraph 2 of the Commercial Code of Japan, as well as to prepare for any future capital policy, including the acquisition by the Company of its own shares pursuant to the provisions of Article 210 and Article 211-3 of the Commercial Code of Japan.

- END -